MARTIN MIDSTREAM PARTNERS L.P.
4200 Stone Road
Kilgore, Texas 75662
July 6, 2007
Ms. April Sifford
Branch Chief
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Martin Midstream Partners L.P.
Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 5, 2007
File No. 000-50056
          This letter sets forth the response of Martin Midstream Partners L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) in its comment letter dated June 8, 2007 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Form 10-K for the Fiscal Year Ended December 31, 2006
Selected Financial Data, page 46
1.	It appears that you disclosed the cash dividends declared per common unit for the 4th quarter of each period presented. Please revise to disclose the cash dividends declared per common unit for each year presented.

The Partnership acknowledges the Staff’s comment and will in future filings revise its disclosure accordingly.
Financial Statements and Supplementary Data, page 71
Note (2) Significant Accounting Policies, page 80
(b) Product Exchanges, page 80
2.	Please explain to us how your accounting for product exchanges is consistent with EITF 04-13. In this regard, describe for us the following:

a) a detailed description of your product exchange agreements;

The Partnership’s product exchange agreements provide for the Partnership’s purchase of product from a third party to sell to Partnership customers in a location where the Partnership does not have storage or transportation facilities. In return, the third party agrees to purchase the same volume of product from the Partnership to sell to its customers in a location where the Partnership has storage or transportation facilities, but the third party does not. The products exchanged are identical commodities. The contracts do not require cash payments and continue until each party provides/receives the volume requirements.

The Partnership evaluates its exchange positions by location. In locations where the Partnership is in a net receivable position for a product (the Partnership has not received product at this location), the exchange is recorded at the lower of cost or market for the particular product based on the principle of net realizable value for the related asset. In locations where the Partnership is in a net payable position (Partnership has not delivered product at this location), the exchange payable is recorded at market as the Partnership would be required to buy the product on the open market in order to satisfy its position, which is the cost for the Partnership.

b) whether you view the product exchanges as single exchange transactions and the basis for your conclusion; and

The Partnership’s product exchanges are entered into in contemplation of the offsetting transaction with the counterparty. As a result, one inventory transaction is legally contingent upon the performance of the offsetting transaction with the same counterparty and they are, therefore, considered a single exchange transaction.

c) the amounts you have recorded in your statements of operations related to the product exchange transactions.

The receipts and deliveries of exchanges are effectively recorded at cost in cost of products sold. For fiscal year 2006, the exchange activity resulted in a $178,000 increase in cost of products sold.
(d) Revenue recognition, page 81
3.	We note that you recognize sulfur and fertilizer revenue when the customer takes title to the product. Please expand your policy footnote to clarify whether the risks and rewards of ownership are assumed by the customer when it takes title to the product.

The Partnership acknowledges the Staff’s comment and will in future filings expand its disclosure to clarify that the risks and rewards of ownership are assumed by the customer when it takes title to the product. The Partnership intends to revise its disclosure as follows: “Revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership based on specific contract terms at either the shipping or delivery point.”

Note (4) Acquisitions, page 87
(g) Bay Sulfur Asset Acquisition, page 89
4.	We note that you acquired the operating assets and sulfur inventories of Bay Sulfur Company. Please explain to us how you determined that the acquired operating assets constituted a business under the guidance set forth by EITF 98-3. Refer to paragraph 9 of SF AS 141 for additional guidance.

The Partnership purchased all the operating assets of Bay Sulfur Company in April, 2005 and concluded that the acquired assets constituted a business pursuant to guidelines provided in EITF 98-3.

The Partnership determined that it acquired all the business elements of Bay Sulfur Company necessary to continue normal, self-sustaining operations. These business elements included all of its long-lived assets, molten sulfur purchase contracts, all employees, all management and operational processes, and all of its prilled sulfur sales contracts which allowed the Partnership to sustain a revenue stream by providing manufactured prilled sulfur to the customers acquired from Bay Sulfur Company.
Waskom Gas Processing Company Financial Statements. Financial Statement Schedule Pursuant to Item 15(a)(2)
5.	We note that you present the balance sheet of Waskom Gas Processing Company as of December 31, 2006, and the related statement of income, partners’ capital and cash flows for the year ended December 31, 2006. Rule 3-09(b) of Regulation S-X requires separate financial statements to be presented to be as of the same dates and for the same periods as the audited financial statements required by Rules 3-01 and 3-02 of Regulation S-X. Please tell us how the exclusion of the balance sheet of Waskom as of December 31, 2005, and the related statement of income, partners’ capital and cash flows for either the year ended December 31, 2005 or the period from Martin Midstream Partners L.P. acquisition to December 31, 2005 is compliant with Rule 3-09.

The Partnership owned Waskom Gas Processing Company for approximately 40 days during fiscal year 2005. Based on the financial results for fiscal year 2005 Waskom Gas Processing Company did not meet the conditions for a “Significant Subsidiary” as set forth in Rule 1-02(w) and therefore the financial statements of Waskom Gas Processing Company for 2005 were not required by Rule 3-09. In addition, as Waskom Gas Processing Company was owned only 40 days in 2005 and based on the amounts relative to the total Partnership results, it was determined that separate financial statements for 2005 would not be material information required for the fair presentation of the 2006 annual report. Selected financial information for 2005 for Waskom Gas Processing is included in footnote 10 of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2006.

Form 8-K filed May 7, 2007
Distributable Cash Flow, page 9
6.	We note that you reconcile Distributable Cash Flow, a non-GAAP financial measure, to net income. Based on your disclosure on page 2 that you use distributable cash flow as a measure of liquidity to show your cash flow after the satisfaction of capital and related requirements of operations, please reconcile Distributable Cash Flow to the nearest GAAP liquidity measure, which would be cash flows provided (used) by operating activities.

The Partnership acknowledges the Staff’s comment and will in future reconciliations, include the following language.

“However, from time to time, the Partnership uses certain non-GAAP financial measures such as distributable cash flow because the Partnership’s management believes that this measure may provide users of this financial information with meaningful comparisons between current results and prior reported results and a meaningful measure of the Partnership’s cash available to pay distributions. Distributable cash flow should not be considered an alternative to cash flow from operating activities or any other measure of financial performance in accordance with generally accepted accounting principles in the United States.”

The Partnership believes that distributable cash flow is a measure of its performance as its partnership agreement requires it to distribute available cash on a quarterly basis. In this light, the Partnership believes that a reconciliation to net income is appropriate. In addition, the Partnership believes that the GAAP measure most directly comparable to distributable cash flow is net income and that the revisions to the wording shown above, which will be contained in the Partnership’s future press releases, will clarify this comparison. Thus, the Partnership believes that it should continue to reconcile distributable cash flow to net income.
In connection with the above, the Partnership acknowledges the following:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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          If you have any questions or comments regarding this letter, please contact our outside legal counsel, Neel Lemon of Baker Botts L.L.P., at (214) 953-6954 or Robert D. Bondurant, our Chief Financial Officer, at (903) 983-6200.
Martin Midstream Partners L.P.

cc:	Mr. Ryan Milne
Ms. Kimberly Calder